Exhibit 99.1

Nova Minerals Ramps Up Drilling at RPM

Anchorage Alaska, July 21, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce that the 2025 drilling program has commenced at the high-grade RPM deposit, with two diamond drill rigs and one reverse circulation (RC) rig operating during all daylight hours, currently around the clock under Alaska’s continuous daylight. Initial geological observations from the first drillholes are highly encouraging and showing similar characteristics to those previously encountered at RPM North. We expect assay results in the coming months.

Highlights

●	Diamond drilling at RPM North (Figure 1) is focused on testing extensions to the east and west, with the goal of connecting to the RPM Valley zone. An additional rig at RPM Valley is targeting resource expansion and definition (Figure 2). While assay results are pending, early geological observations from the initial drillholes show similar characteristics to those previously encountered at RPM North.

●	The RC rig has successfully demonstrated its capability to drill through glacial till, with the first hole achieving 30 meters of penetration within just a few hours (Figure 3).

●	Significant resource upside exists within the highly mineralized valley-fill material, which is believed to be derived from erosion of the high-grade RPM North deposit, where a >1g/t gold-in-soil anomaly extending over 1.7km has been identified, with estimated mineralized thickness of nearly 40 meters.

●	An additional rig is also continuing a maiden program at the Stibium antimony-gold prospect (Figure 4) with near-surface mineralization observed in initial drillholes.

●	Initial closed spaced RC drilling in the Korbel starter pit area has been completed, with samples to be sent to the laboratory for analysis shortly.

●	Further exploration mapping and sampling, environmental baseline studies, access road projects, and various technical studies are also underway as part of the ongoing PFS.

●	Progress continues on the potential U.S. Department of Defense grant to fast-track development of the Antimony Project, with the Company anticipating an update in the near term.

Nova Minerals Exploration Manager, Mr. Hans Hoffman commented: “We are excited to be back at RPM this season, advancing our efforts to grow and upgrade the Valley zone resource to the west, while also testing a compelling conceptual target to the east that could significantly expand the RPM footprint. The first drillhole into the RPM Valley zone has already delivered some of the most promising sulfide mineralization and quartz veining observed at RPM to date. Encouragingly, it has also extended our understanding of the mineralized intrusive body further north within the Valley zone. We are optimistic that the intrusive/hornfels contact intersected may represent an extension or offset of the high-grade RPM North zone located on the ridge above.

Our RC drilling program is also performing well, rapidly penetrating glacial till and confirming its effectiveness in testing the mineralized valley-fill material derived from RPM North. This material, averaging over 1g/t gold across surface samples, extends for approximately 1.7 kilometers with estimated thickness nearly 40 meters — offering substantial potential for near-surface resource upside. Drilling activities at RPM are progressing at full pace, and we expect to receive assay results in the near term.”

Figure 1. Drilling well underway at RPM North

Figure 2. Drilling underway at the RPM Valley zone

Figure 3. RC rig drilling glacial till > 1 g/t Au material

Figure 4. Drilling at pad 2 at the Stibium antimony-gold prospect

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years’ experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Nova Minerals Limited’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2025. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196